UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on activities in Albacora

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Rio de Janeiro, May 17, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on May 11, 2020, informs that it started yesterday the Extended Well Tests (EWT) in the Discovery Assessment Plan (DAP) of Forno, in the Albacora field, located in the Campos Basin pre-salt. The test is being carried out in well 3-AB-125-RJS (3-BRSA-1123-RJS), located approximately 120 km from Rio de Janeiro coast.

The objective of the EWT is to evaluate the reservoir production and the characteristics of its oil. The technical information collected during the testing phase will subsidize the complementary development of the field, which is part of the Albacora revitalization project, and Forno is included.

Discovery Assessment Plan of Forno

The Albacora field, in the Campos Basin, 184 km from Macaé city, started its production in the post-salt reservoirs in 1987, with the FPSO PP Morais. Based on oil evidence in the pre-salt layer concession, Petrobras started the DAP in Forno area, where drilling and seismic activities have already been carried out.

The EWT is a new DAP phase, which provides the interconnection between the well and the FPSO P-31, anchored in a water depth of approximately 325 meters. The objective of this phase is to prove the reservoir potential productive, when the production will have a test character.

Petrobras is the operator (100%) of the Albacora field and will continue the DAP in this area.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer